Exhibit 21.01

FBR GROUP SUBSIDIARIES

1.	FBR TRS Holdings, Inc. – Virginia
2.	FBR Asset Management Holdings, Inc. – Virginia
3.	FBR Capital Markets Holdings, Inc. – Virginia
4.	FBR Bancorp, Inc. – Delaware
5.	FBR Securitization, Inc.—Delaware
6.	FNLC Financial Services, Inc. – Delaware
7.	Friedman, Billings, Ramsey & Co., Inc. – Delaware
8.	Friedman, Billings, Ramsey International, Ltd. – England
9.	FBR Investment Services, Inc. – Delaware
10.	FBR Investment Management, Inc. – Delaware
11.	FBR Fund Advisors, Inc. – Delaware
12.	Money Management Advisors, Inc. – Delaware
13.	FBR National Trust Company – United States